

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Ziad Ghanem
Chief Executive Officer
TerrAscend Corp.
77 City Centre Drive
Suite 501 - East Tower
Mississauga, Ontario, L5B 1M5
Canada

> **Re: TerrAscend Corp.**
> **Registration Statement on Form S-3**
> **Filed April 4, 2024**
> **File No. 333-278510**

Dear Ziad Ghanem:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at 202-551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Pengli Li, Esq.